UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

File No. 812-13967

THIRD AMENDED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

In the Matter of

Wells Fargo Funds Trust

and Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, California 94105

Please send all communications, notices and orders to:

C. David Messman
Wells Fargo Funds Management, LLC
45 Fremont Street, 26th Floor
San Francisco, California 94105
(415)222-1140 (phone)
(415)546-0829 (fax)

As filed with the Securities and Exchange Commission
on September 27, 2012

THIS DOCUMENT CONTAINS 16 PAGES.

I.          INTRODUCTION

                Wells Fargo Funds Management, LLC (“WFFM” or the “Adviser”)1 and Wells Fargo Funds Trust (the “Trust”), on behalf of its series, Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio, Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio, Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio, Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio, Wells Fargo Advantage WealthBuilder Equity Portfolio and Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio (each, a “WealthBuilder Portfolio,” and collectively, the “WealthBuilder Portfolios”) submit this Application, as amended (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).  Applicants request that the order sought herein apply also to any existing or future registered open-end management investment companies and any series thereof that are part of the “same group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the WealthBuilder Portfolios that are, or may in the future be, advised by WFFM (together with the WealthBuilder Portfolios, the “Wells Fargo Advantage Funds”).2

                II.       REQUESTED RELIEF

A.          Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) certain Wells Fargo Advantage Funds that operate as a ‘fund of funds’ (each, a ‘Wells Fargo Fund-of-Funds’) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Wells Fargo Fund- of-Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Wells Fargo Fund-of-Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)3 and (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Wells Fargo Fund-of-Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”) and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of the Underlying Fund to the Wells Fargo Fund-of-Funds in amounts in excess of limits set forth in Section 12(d)(1)(B). Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Wells Fargo Fund-of- Funds and redeem their shares from Wells Fargo Fund-of-Funds.

B.          Other Investments by Same Group Funds of Funds

Applicants are also requesting an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Wells Fargo Fund-of-Funds that relies on Section 12(d)(1)(G) of the Act (“Same Group Funds of Funds”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Consistent with its fiduciary obligations under the Act, the board of trustees (“the Board”) of each Same Group Fund of Funds will review the advisory fees charged by the Same Group Fund of Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

III.       THE APPLICANTS

Each WealthBuilder Portfolio is a series of Wells Fargo Funds Trust, which is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act.  Each WealthBuilder Portfolio pursues a distinct investment objective and strategy.  Each WealthBuilder Portfolio allocates its assets across either various stock investment styles or across both stock and bond investment styles through investments in Underlying Funds.  In turn, each Underlying Fund invests its assets according to its own investment objectives and investment strategies.   WFFM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  WFFM is the investment adviser for each Wells Fargo Advantage Fund.  The Adviser may engage one or more affiliated or unaffiliated subadvisers (each, a “Subadviser”).  Each Subadviser will be registered as an investment adviser under the Advisers Act.

The WealthBuilder Portfolios are the only Wells Fargo Advantage Funds that currently intend to rely on the requested order.  In the future other Wells Fargo Advantage Funds, including series of each of Wells Fargo Funds Trust and Wells Fargo Variable Trust,4 that pursue their investment objective by investing in Underlying Funds may choose to rely on the requested order and will comply with the terms and conditions herein.

IV.       LEGAL ANALYSIS

A.          Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Funds of Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.5

In 2006, the Commission adopted Rule 12d1-2 under the Act.6 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1)

securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	securities (other than securities issued by an investment company); and
(3)	securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1(d)(2).

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”7

B.          Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.         Investments by Funds of Funds in Unaffiliated Funds

1. Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B)8. Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a. No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Wells Fargo Fund-of-Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Wells Fargo Fund-of-Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

The same prohibition would apply to any Subadviser within the meaning of Section 2(a)(20)(B) of the Act to a Wells Fargo Fund-of- Funds, any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that condition 2 precludes a Wells Fargo Fund-of-Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Wells Fargo Fund-of-Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund-of- Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Wells Fargo Fund-of-Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Wells Fargo Fund-of-Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Wells Fargo Fund-of-Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Wells Fargo Fund-of-Funds under the requested order, prior to a Wells Fargo Fund-of-Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Wells Fargo Fund-of-Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Wells Fargo Fund-of-Funds in the secondary market) will retain its right at all times to reject any investment by a Wells Fargo Fund-of-Funds 9.

b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Wells Fargo Fund-of-Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s).

Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Wells Fargo Fund-of-Funds. Applicants further state that the Adviser will waive fees otherwise payable to it by a Wells Fargo Fund-of-Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

With respect to Registered Separate Accounts that may invest in a Wells Fargo Fund-of-Funds in the future, no sales load will be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”)10, if any, will only be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Wells Fargo Fund-of-Funds, any sales charges and/or service fees charged with respect to shares of the Wells Fargo Fund-of-Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

If a series of Wells Fargo Variable Trust operates as a Wells Fargo Fund-of-Funds in the future, each such Wells Fargo Fund-of-Funds will represent in its Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding Variable Contracts will be permitted to invest in the Wells Fargo Fund-of-Funds unless the Insurance Company has certified to the Wells Fargo Fund-of-Funds that the aggregate amount of all fees and charges associated with each Variable Contract that invests in the Wells Fargo Fund-of-Funds, including fees and charges at the Separate Account, Wells Fargo Fund-of-Funds, and Underlying Fund levels, is reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

c. Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2. Section 17(a). Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Wells Fargo Fund-of-Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Wells Fargo Fund-of-Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Wells Fargo Fund-of-Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Wells Fargo Fund-of-Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching11.

Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Wells Fargo Fund-of-Funds will be based on the net asset value of each Underlying Fund12. Applicants also state that the proposed transactions will be consistent with the policies of each Wells Fargo Fund-of-Funds and Underlying Fund, and with the general purposes of the Act.

D.         Other Investments by Same Group Funds of Funds

Applicants believe that permitting Same Group Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Same Group Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Funds of Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.         PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to Fifth Third Funds, et al., Investment Company Act Release Nos. 29819 (Sept. 22, 2011) (Notice) and 29839 (Oct. 18, 2011) (Order) and Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (Notice) and 29979 (March 12, 2012) (Order).

VI.       APPLICANTS’ CONDITIONS:

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Wells Fargo Fund-of-Funds to invest in Underlying Funds shall be subject to the following conditions:

1. The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).  A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either (i) votes its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2. No Wells Fargo Fund-of-Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Wells Fargo Fund-of-Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Wells Fargo Fund-of-Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Wells Fargo Fund-of-Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Wells Fargo Fund-of-Funds are conducting the investment program of the Wells Fargo Fund-of-Funds without taking into account any consideration received by the Wells Fargo Fund- of-Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Wells Fargo Fund-of-Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Wells Fargo Fund-of-Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Wells Fargo Fund-of-Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i) of the Act, the Wells Fargo Fund-of-Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i), a Wells Fargo Fund-of-Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Wells Fargo Fund-of-Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund-of-Funds Affiliate and Underwriting Affiliate. The Wells Fargo Fund-of-Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Wells Fargo Fund-of-Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the Act, the Board of each Wells Fargo Fund-of-Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Wells Fargo Fund-of-Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Wells Fargo Fund-of-Funds.

10. The Adviser will waive fees otherwise payable to it by a Wells Fargo Fund-of-Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Wells Fargo Fund-of-Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Wells Fargo Fund-of-Funds.

11. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12. With respect to Registered Separate Accounts that invest in a Wells Fargo Fund-of-Funds, no sales load will be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Wells Fargo Fund-of-Funds, any sales charges and/or service fees charged with respect to shares of a Wells Fargo Fund-of-Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Funds of Funds

Applicants agree that the relief to permit Same Group Funds of Funds to invest in Other Investments shall be subject to the following condition:

13. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments as described in the Application.

VII.     REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

1 The term “WFFM” or “Adviser” includes any existing or future entity controlling, controlled by or under common control with Wells Fargo Funds Management, LLC and any successor thereto.  A successor is limited to any entity that results from a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

2 All entities that currently intend to rely on the requested order are named as applicants, and any other entity that relies on the order in the future will comply with the terms and conditions of the Application.  The Trust and WFFM are referred to collectively in this Application as the “Applicants.”

3 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

4 Shares of the series of Wells Fargo Variable Trust are not offered directly to the public. Shares of each series of Wells Fargo Variable Trust are offered to separate accounts that are registered as investment companies under the Act (“Registered Separate Accounts”) or that are not registered under the Act (“Unregistered Separate Accounts”), collectively with Registered Separate Accounts, “Separate Accounts”) of affiliated and unaffiliated insurance companies (collectively, “Insurance Companies”) as the underlying investment vehicles for the variable life insurance and variable annuity contracts (“Variable Contracts”) issued by the Insurance Companies.  Shares of the above funds may also be offered to qualified pension and retirement plans.

5H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43–44.

6SeeFund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

7 See Adopting Release at 17–18.

8 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

9 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Wells Fargo Fund-of-Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Wells Fargo Fund-of-Funds.

10 Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

11 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Wells Fargo Fund-of-Funds, or an affiliated person of such person, for the purchase by the Wells Fargo Fund-of-Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Wells Fargo Fund-of-Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

12 Applicants note that a Wells Fargo Fund-of-Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Wells Fargo Fund-of-Funds and an ETF), relief from section 17(a) would not be necessary.  The requested relief is intended to cover, however, transactions directly between affiliated ETFs and a Wells Fargo Fund-of-Funds.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Wells Fargo Fund-of-Funds because an investment adviser to the ETF is also an investment adviser to the Wells Fargo Fund-of-Funds.

Applicants have caused this Application to be duly signed on their behalf on the 27th day of September, 2012.

WELLS FARGO FUNDS TRUST

/s/C. David Messman
Name: C. David Messman
Title: Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/Andrew Owen
Name: Andrew Owen
Title: Executive Vice President

EXHIBIT INDEX

A.	Certifications Pursuant to Rule 0-2(c)
	1.	Certification of Wells Fargo Funds Trust
	2.	Certification of Wells Fargo Funds Management, LLC
B.	Verifications Pursuant to Rule 0-2(d)
	1.	Verification of Wells Fargo Funds Trust
	2.	Verification of Wells Fargo Funds Management, LLC

Exhibit A

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Wells Fargo Funds Trust (the “Trust”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following vote at a meeting duly called and held on May 17, 2011 in accordance with the By-laws of the Trust:

RESOLVED, that the Trust, and each of the officers of the Trust acting on its behalf be, and they hereby are, authorized and directed to file an application, and any and all amendments thereto, with the Securities and Exchange Commission (the “Commission”) seeking an order from the Commission pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 12(d)(1) and the rules promulgated thereunder permitting the WealthBuilder Portfolios, and any other Fund that may, now or in the future, operate as a fund of funds, to acquire shares of registered open-end management investment companies and unit investment trusts that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) in excess of the limitations contained in Section 12(d)(1)(A) of the 1940 Act .

Dated: September 27, 2012	/s/C. David Messman
___________________________ Name: C. David Messman Title: Secretary

Exhibit A

CERTIFICATION

The undersigned hereby certifies that he is an Executive Vice President of Wells Fargo Funds Management, LLC (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Directors of the Company adopted the following vote by written consent on May 17, 2011 in accordance with the By-laws of the Company:

RESOLVED, that the appropriate officers of the Company be, and they hereby are,  authorized and directed to file an application, and any and all amendments thereto, with the Securities and Exchange Commission (the “Commission”) seeking an order from the Commission pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 12(d)(1) and the rules promulgated thereunder permitting the WealthBuilder Portfolios, and any other Fund that may, now or in the future, operate as a fund of funds, to acquire shares of registered open-end management investment companies and unit investment trusts that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) in excess of the limitations contained in Section 12(d)(1)(A) of the 1940 Act .

Dated: September 27, 2012	/s/Andrew Owen
________________________ Name: Andrew Owen Title: Executive Vice President

Exhibit B

Verification

The undersigned states that he has duly executed the attached amended application on September 27, 2012 for and on behalf of Wells Fargo Funds Trust (the “Trust”); that he is the Secretary of the Trust; and that all actions by Trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/C. David Messman
Name: C. David Messman
Title: Secretary

Exhibit B

Verification

The undersigned states that he has duly executed the attached amended application on September 27, 2012 for and on behalf of Wells Fargo Funds Management, LLC (“WFFM”); that he is an Executive Vice President of WFFM; and that all actions by Trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Andrew Owen
Name: Andrew Owen
Title: Executive Vice President